Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-154173

Pricing Supplement to the Prospectus dated April  6, 2009,

the Prospectus Supplement dated April 6, 2009

and the Prospectus Supplement No.  209 dated October 27, 2009 — No. 514

The Goldman Sachs Group, Inc.
Medium-Term Notes, Series D

$3,100,000
Autocallable Buffered Index-Linked Notes due 2011
(Linked to the MSCI EAFE Index)

The amount that you will be paid on your notes, if any, will be based on the performance of the MSCI EAFE Index (which we refer to as the index or the underlier), subject to some very significant conditions which are described below.

If, as measured on any call observation date, the closing level of the index is equal to or greater than the initial index level (1,417.90), your notes will be automatically called. The call observation dates will occur every month after the original issue date, commencing on October 4, 2010 (subject to adjustment) and ending on the determination date (April 4, 2011, subject to adjustment). If your notes are automatically called on any call observation date, five business days after such call observation date, we will pay you for each $1,000 face amount of your notes an amount equal to the sum of (i) $1,000 plus (ii) the product of the call premium amount times $1,000. The call premium amount is 1.20% with respect to each call observation date, including the final call observation date (which is also the determination date). As a result of this call feature, the return on your notes is capped and the maximum payment you could receive is $1,012 for each $1,000 face amount of your notes, plus any coupon payments received during the term of your notes.

If your notes are not automatically called on a call observation date and the level of the index on the relevant coupon observation date (each of which will occur on the call observation dates, subject to adjustment) is greater than or equal to the coupon trigger level (90% of the initial index level), you will receive a coupon payment on your notes at a rate of 1.20% of the face amount of your notes. Therefore, if the closing level of the index is less than the coupon trigger level on a call observation date or if the notes are automatically called, you will not receive a coupon on your notes for the corresponding coupon period.

If your notes are not automatically called, on the stated maturity date (April 11, 2011, subject to adjustment) for each $1,000 face amount of your notes we will pay you an amount in cash equal to the cash settlement amount. The calculation of the cash settlement amount does not include any potential coupon payment you may receive on the stated maturity date. We will determine the cash settlement amount by first calculating the percentage change in the index, which we refer to as the index return. The index return will be determined as follows: First, we will subtract the initial index level from the final index level (the closing index level on the determination date, subject to adjustment). Then, we will divide the result by the initial index level and express the resulting fraction as a percentage.

If your notes are not automatically called, the cash settlement amount for each $1,000 face amount of your notes will be an amount in cash equal to:

•	if the index return is not below -20% (the final index level is less than the initial index level but not by more than 20%), $1,000; or

•

if the index return is below -20% (the final index level is less than the initial index level by more than 20%), the sum of (i) $1,000 plus (ii) the product of (a) 1.25 times (b) the sum of the index return plus 20% times (c) $1,000.

Therefore, a percentage decrease of more than 20% between the initial index level and the final index level will reduce the payment you will receive, if any, on the stated maturity date below the face amount of your notes, potentially to $0.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Summary Information” on page PS-2 in this pricing supplement and the general terms of the notes found in “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes” on page S-60 of the accompanying prospectus supplement no. 209.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. We encourage you to read “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Autocallable Notes” on page S-46 of the accompanying prospectus supplement no. 209 and “Additional Risk Factors Specific to Your Notes” on page PS-9 of this pricing supplement so that you may better understand those risks.

Original issue date (settlement date):	September 3, 2010	Original issue price:	100.00% of the face amount
Underwriting discount:	0.05% of the face amount	Net proceeds to the issuer:	99.95% of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The MSCI indices are the exclusive property of MSCI Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and are licensed for use for certain purposes by The Goldman Sachs Group, Inc. and its affiliates. These securities, based on such index, have not been passed on by MSCI as to their legality or suitability, and are not issued, sponsored, endorsed, sold or promoted by MSCI, and MSCI bears no liability with respect to any such notes. No purchaser, seller or holder of the notes, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote the notes without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

Goldman, Sachs & Co.

Pricing Supplement dated August 27, 2010.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “notes”. Each of the notes, including your notes, has the terms described below. Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc., and references to the “accompanying prospectus supplement no. 209” mean the accompanying prospectus supplement no. 209, dated October 27, 2009, of The Goldman Sachs Group, Inc., to the accompanying prospectus.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes” on page S-60 of the accompanying prospectus supplement no. 209. Please note that certain features, as noted below, described in the accompanying prospectus supplement no. 209 are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of prospectus supplement no. 209.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Underlier: the MSCI EAFE Index (Bloomberg symbol, “MXEA”, as maintained by MSCI Inc. (“MSCI”))

Specified currency: U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying prospectus supplement no. 209:

•	type of notes: notes linked to a single underlier

•	exchange rates: not applicable

•	averaging dates: not applicable

•	buffer level: yes, as described below

•	buffer rate: yes, as described below

•	buffer amount: yes, as described below

•	knock-out event: not applicable

•	coupon: yes, as described below

•	redemption right or price dependent redemption right: yes, as described below

•	cap level: not applicable

•	contingent minimum return: not applicable

Face amount: each note will have a face amount equal to $1,000; $3,100,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement but prior to the settlement date

Cash settlement amount (on any call payment date): if your notes are automatically called, for each $1,000 face amount of your notes, we will pay you an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the call premium amount

Cash settlement amount (on the stated maturity date): if your notes are not automatically called, for each $1,000 face amount of your notes, we will pay you an amount in cash equal to:

•	if the final underlier level is less than the initial underlier level but greater than or equal to the buffer level, the $1,000 face amount; or

•

if the final underlier level is less than the buffer level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the buffer rate times (iii) the sum of the underlier return and the buffer amount

Initial underlier level: 1,417.90

Final underlier level: the closing level of the underlier on the determination date, except in the limited circumstances described under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes — Payment of Principal on Stated Maturity Date or Call Payment Dates, if Applicable — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-79 of the accompanying prospectus supplement no. 209 and subject to adjustment as provided under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes — Discontinuance or Modification of an Underlier” on page S-82 of the accompanying prospectus supplement no. 209

Buffer level: 80% of the initial underlier level

Buffer rate: the quotient of the initial underlier level divided by the buffer level, which equals 125%

Buffer amount: 20%

Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Call observation dates: October 4, 2010, November 3, 2010, December 3, 2010, January 3, 2011, February 3, 2011, March 3, 2011 and April 4, 2011, each subject to adjustment as described under “General Terms of the Non-Principal Protected Underlier- Linked Autocallable Notes — Payment of Principal on Stated Maturity Date or Call Payment Dates, if Applicable — Call Observation Dates” on page S-76 of the accompanying prospectus supplement no. 209

Call payment dates: October 12, 2010, November 10, 2010, December 10, 2010, January 10, 2011, February 10, 2011, March 10, 2011 and April 11, 2011, each subject to postponement as described under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes — Payment of Principal on Stated Maturity Date or Call Payment Dates, if Applicable — Call Payment Dates” on page S-74 of the accompanying prospectus supplement no. 209

Call premium amount: 1.20% with respect to each call observation date, including the final call observation date, which is also the determination date

Call level: 100% of the initial underlier level

Trade date: August 27, 2010

Settlement date (original issue date): September 3, 2010

Stated maturity date: April 11, 2011, subject to adjustment as described under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes — Payment of Principal on Stated Maturity Date or Call Payment Dates, if Applicable — Stated Maturity Date” on page S-73 of the accompanying prospectus supplement no. 209

Determination date: April 4, 2011, subject to adjustment as described under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes — Payment of Principal on Stated Maturity Date or Call Payment Dates, if Applicable — Determination Date” on page S-74 of the accompanying prospectus supplement no. 209. Because the determination date is also the final call observation date, on the determination date the notes either will be called (and you will receive the cash settlement amount applicable on the final call payment date) or the notes will not be called (and you will receive the cash settlement amount applicable on the stated maturity date)

Coupon rate: for each coupon period in which your notes are not automatically called, a rate equal to:

•	if the closing level of the underlier is greater than or equal to the coupon trigger level on the relevant coupon observation date, a rate of 1.20%; or

•	if the closing level of the underlier is less than the coupon trigger level on the relevant coupon observation date, a rate of 0.00%

The coupon payment on your notes will be based upon an absolute rate, not a per annum rate, and will not accrue on a constant basis. Instead, on each coupon payment date, for each $1,000 face amount of your notes, the coupon payment, if any, will equal the product of (i) the coupon rate times

(ii) $1,000. If your notes are automatically called, you will not receive a coupon payment on your notes for the corresponding coupon period.

Coupon observation dates: October 4, 2010, November 3, 2010, December 3, 2010, January 3, 2011, February 3, 2011, March 3, 2011 and April 4, 2011, each subject to postponement as described under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes — Payment of Principal on Stated Maturity Date or Call Payment Dates, if Applicable — Coupon Observation Dates” on page S-81 of the accompanying prospectus supplement no. 209

Coupon payment dates: October 12, 2010, November 10, 2010, December 10, 2010, January 10, 2011, February 10, 2011, March 10, 2011 and April 11, 2011, each subject to an automatic call, and subject to postponement as described under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes — Coupon Payments — Coupon Payment Dates” on page S-80 of the accompanying prospectus supplement no. 209

Coupon trigger level: 90% of the initial underlier level

Coupon period: each period from and including each coupon payment date (or the original issue date in the case of the initial coupon period) to but excluding the next succeeding coupon payment date

Regular record dates: the business day immediately preceding each coupon payment date

No listing: the notes will not be listed on any securities exchange or interdealer market quotation system

Redemption: as described under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes — Redemption of Your Notes” on page S-61 of the accompanying prospectus supplement no. 209

Closing level: as described under “General Terms of the Non-Principal Protected Underlier-Linked

Autocallable Notes — Special Calculation Provisions — Closing Level” on page S-85 of the accompanying prospectus supplement no. 209

Business day: as described under “General Terms of the Non-Principal Protected Underlier- Linked Autocallable Notes — Special Calculation Provisions — Business Day” on page S-84 of the accompanying prospectus supplement no. 209

Trading day: as described under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes — Special Calculation Provisions — Trading Day” on page S-84 of the accompanying prospectus supplement no. 209

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page S-90 of the accompanying prospectus supplement no. 209

Supplemental discussion of federal income tax consequences: as described under “Supplemental Discussion of Federal Income Tax Consequences” on page PS-14 of this pricing supplement

ERISA: as described under “Employee Retirement Income Security Act” on page S-98 of the accompanying prospectus supplement no. 209

Supplemental plan of distribution: as described under “Supplemental Plan of Distribution” on page S-99 of the accompanying prospectus supplement no. 209; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $16,500;

we will deliver the notes against payment therefor in New York, New York on September 3, 2010, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

Calculation agent: Goldman, Sachs & Co.

CUSIP no.: 38145X491

ISIN no.: US38145X4916

Conflicts of interest: Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table and examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that hypothetical underlier levels on the determination date and the call observation dates could have on the cash settlement amount, assuming all other variables remain constant. No one can predict what the underlier level will be on the determination date and the call observation dates. The underlier level has been highly volatile — meaning that the underlier level has changed substantially in relatively short periods — in the past and its performance cannot be predicted for the future.

Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable direct investment in the underlier.

The information in the table and examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date or automatically called on one of the call payment dates. If you sell your notes prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples shown below. In addition, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you receive for your notes may be, significantly less than the original issue price. For more information on the value of your notes in the secondary market, see Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Autocallable Notes — Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Date of Any Applicable Pricing Supplement (as Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price” on page S-47 of the accompanying prospectus supplement no. 209 and “Additional Risk Factors Specific to

Your Notes — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Is, and the Price You May Receive for Your Notes May Be, Significantly Less Than the Issue Price” on page PS-9 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount	$1,000

Buffer level	80% of the initial underlier level

Call level	100% of the initial underlier level

Call premium amount	1.20% for each call observation date, including the final call observation date (also the determination date)

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date or any call observation date

No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier

Notes purchased on original issue date and held to the stated maturity date or automatically called on a call payment date

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable on a call payment date or at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical High, Low and Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

In addition, the hypothetical examples shown below do not take into account the contingent coupon payments, including at maturity, if any, on your notes.

The levels in the left column of the table below represent hypothetical final underlier levels on the determination date and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, as percentages of the face amount of each note, based on the corresponding hypothetical final underlier levels, assuming that the notes have not been automatically called on or prior to the determination date (i.e., on each of the call observation dates on or prior to the determination date the closing level of the underlier has not been equal to or greater than the initial underlier level). A hypothetical cash settlement amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.00% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level on the Determination Date (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount at Maturity if the Notes Have Not Been Called on or Prior to the Determination Date (as Percentage of Face Amount)
135%	N/A
115%	N/A
100%	N/A
90%	100.00%
80%	100.00%
70%	87.50%
60%	75.00%
50%	62.50%
40%	50.00%
30%	37.50%
20%	25.00%
0%	0.00%

If, for example, the notes have not been automatically called on or prior to the determination date and the final underlier level were determined to be 20.00% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 25.00% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose 75.00% of your investment. In addition, if the final underlier level were determined to be 90.00% of the initial underlier level, the payment amount that we would deliver on your notes at maturity would be 100.00% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would receive 100.00% of the face amount of your notes.

The table above assumes that your notes have not been automatically called on or prior to the determination date and reflects hypothetical cash settlement amounts that you could receive on the stated maturity date. If, on the other hand, your notes are automatically called, the cash settlement amount that we would deliver for each $1,000 face amount of your notes on the applicable call payment date would be the sum of $1,000 plus the product of the call premium amount times $1,000. Therefore, assuming the call premium amount in the box above, you would not benefit from any increase in the closing level of the underlier above 100.00% of the initial underlier level with respect to each call observation date, including the final call observation date (which is also the determination date).

The cash settlement amounts shown above are entirely hypothetical; they are based on closing levels of the underlier that may not be achieved on any call observation date (including the determination date) and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. Please read “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Autocallable Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-52 of the accompanying prospectus supplement no. 209.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity or on any call payment date and the rate of return on the offered notes will depend on whether the notes are called and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated April 6, 2009, and “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Autocallable Notes” in the accompanying prospectus supplement no. 209. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (As Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Is, and the Price You May Receive for Your Notes May Be, Significantly Less Than the Issue Price

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is significantly less than the original issue price taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different

(higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Autocallable Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-52 of the accompanying prospectus supplement no. 209.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Autocallable Notes — Your Notes May Not Have an Active Trading Market” on page S-51 of the accompanying prospectus supplement no. 209.

You May Lose Your Entire Investment in the Notes

You can lose all or substantially all of your investment in the notes. Assuming your notes are not automatically called earlier, the cash payment on your notes, if any, on the stated maturity date will be based on the performance of the underlier as measured from the initial underlier level of 1,417.90 to the closing level on the determination date. If the final underlier level for your notes is less than the buffer level, the amount in cash you will receive on your notes on the stated maturity date, if any, will be less than the face amount of your notes. In that case, the rate of decrease in the amount payable on your notes will exceed the rate of decrease in the level of the underlier below the buffer level. Thus, you may lose your entire investment in the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you paid for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

If the Closing Level of the Underlier Is Less Than the Coupon Trigger Level on Any Coupon Observation Date or the Notes Are Automatically Called, No Coupon Will Be Paid For the Corresponding Coupon Period

In the event the closing level of the underlier on any coupon observation date is less than or equal to the coupon trigger level or the notes are automatically called, no coupon will be paid for the corresponding coupon period. In such case, even if you receive coupon payments on some of the coupon payment dates, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

Assuming You Receive a Coupon Payment on Each Coupon Payment Date, Your Notes May Bear a Low Rate of Periodic Interest

Assuming you receive a coupon payment on each coupon payment date, the coupon rate that your notes bear may be below the prevailing market rate for our debt securities that are not linked to an underlier. As a result, even if the amount payable on your notes on any call payment date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Cash Settlement Amount You Will Receive on a Call Payment Date or on the Stated Maturity Date, as the Case May Be, Will be Capped

Regardless of the closing level of the underlier on each of the call observation dates or the determination date, the cash settlement amount you may receive on a call payment date or on the stated maturity date, as the case may be, is capped. Even if the closing level of the underlier on these days exceeds the initial underlier level, causing the notes to be automatically called, the cash settlement amount on a call payment date or on the stated maturity date, as the case may be, will be capped, and you will receive a maximum payment on such date of $1,012 per $1,000 face amount of your notes. If your notes are not earlier automatically called, the maximum payment you could receive on the stated maturity date with respect to the $1,000 face amount is $1,000. As a result, you would not receive any return on your investment other than the contingent coupon payments, if any.

The Cash Settlement Amount You Will Receive on a Call Payment Date or on the Stated Maturity Date is Not Linked to the Closing Level of the Underlier at Any Time Other Than on the Applicable Call Observation Date or the Determination Date, as the Case May Be

The payment amount you will receive on a call payment date or on the stated maturity date will be based only on the closing level of the underlier on the applicable call observation date or the determination date. Therefore, for example, if the closing level of the underlier dropped precipitously on a call observation date or on the determination date, the payment amount for the notes would be significantly less than it would otherwise have been had the payment amount been linked to the closing level of the underlier prior to such drop. Although the actual closing level of the underlier on the call payment dates, stated maturity date or at other times during the life of the notes may be higher than the closing level of the underlier on the call observation dates or the determination date, you will not benefit from the closing levels of the underlier at any time other than on the call observation dates or on the determination date.

Your Notes Are Subject to Automatic Redemption

We will call and automatically redeem all, but not part, of your notes on a call payment date, if the closing level of the underlier on the corresponding call observation date is greater than or equal to the initial underlier level. Therefore, the term for your notes may be reduced to as short as approximately one month after the original issue date. You may not be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are called prior to maturity.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

No Statutory, Judicial or Administrative Authority Directly Discusses the Tax Treatment of Your Notes, and Therefore the Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. We intend to treat your notes as a short-term debt instrument that provides for contingent payments. We discuss these matters under “Supplemental Discussion of U.S. Federal Income Tax Consequences” below. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

THE UNDERLIER

The MSCI EAFE Index (the underlier) is a stock index calculated, published and disseminated daily by MSCI Inc., which we refer to as “MSCI”, through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited.

MSCI EAFE Index

Index Stock Weighting by Country

as of July 28, 2010

Country:	Percentage (%)*
Australia	8.20
Austria	0.31
Belgium	0.97
Denmark	1.01
Finland	1.06
France	10.03
Germany	7.81
Greece	0.33
Hong Kong	2.44
Ireland	0.28
Israel	0.79
Italy	2.99
Japan	22.14
Netherlands	2.70
New Zealand	0.10
Norway	0.78
Portugal	0.28
Singapore	1.65
Spain	3.87
Sweden	2.96
Switzerland	7.65
United Kingdom	21.64

* Information provided by MSCI Barra. Percentages may not sum to 100% due to rounding.

MSCI EAFE Index

Index Stock Weighting by Sector

as of July 28, 2010

Sector**:	Percentage (%)*
Energy	7.34
Materials	10.19
Industrials	12.16
Consumer Discretionary	10.03
Consumer Staples	10.26
Health Care	8.26
Financials	25.71
Information Technology	4.96
Telecommunication Services	5.69
Utilities	5.39

* Information provided by MSCI Barra. Percentages may not sum to 100% due to rounding.

** Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations.

In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

In the event of a market disruption resulting in any component security price to be unavailable, MSCI will generally use the last reported price for such component security for the purpose of performance calculation.

Because the MSCI EAFE Index is not a total return index, any dividend payments on the equity securities constituting the MSCI EAFE Index will not be reflected in the level of the index.

The above information supplements the description of the underlier found in the accompanying prospectus supplement no. 209. For more details about the underlier, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers-MSCI EAFE Index” on page A-8 of the accompanying prospectus supplement no. 209.

Historical High, Low and Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets, and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes. The trends reflected in the historical performance of the underlier may be less likely to be indicative of the performance of the underlier during the period from the trade date to the determination date and of the final underlier level than would otherwise have been the case.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

The table below shows the high, low and final closing levels of the underlier for each of the four calendar quarters in 2007, 2008, 2009 and the first three calendar quarters of 2010 (through August 27, 2010). We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the Underlier

	High	Low	Close
2007
Quarter ended March 31	2,182.60	2,030.00	2,147.51
Quarter ended June 30	2,285.36	2,152.13	2,262.24
Quarter ended September 30	2,335.70	2,039.86	2,300.38
Quarter ended December 31	2,388.74	2,179.99	2,253.36
2008
Quarter ended March 31	2,253.36	1,913.53	2,038.62
Quarter ended June 30	2,206.72	1,957.23	1,967.19
Quarter ended September 30	1,934.39	1,553.15	1,553.15
Quarter ended December 31	1,568.20	1,044.23	1,237.42
2009
Quarter ended March 31	1,281.02	911.39	1,056.23
Quarter ended June 30	1,361.36	1,071.10	1,307.16
Quarter ended September 30	1,580.58	1,251.65	1,552.84
Quarter ended December 31	1,617.99	1,496.75	1,580.77
2010
Quarter ended March 31	1,642.20	1,451.53	1,584.28
Quarter ended June 30	1,636.19	1,305.12	1,348.11
Quarter ending September 30 (through August 27, 2010)	1,529.73	1,337.85	1,427.76

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. Federal income taxation in the accompanying prospectus.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section assumes that your taxable year does not end on a date that is between any of the call observation dates and the related early call date. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a regulated investment company;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that owns the notes as a hedge or that is hedged against interest rate risks;

•	a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

Pursuant to the terms of the notes, you and the issuer agree — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize the notes as a short-term debt instrument that provides for a contingent payment upon maturity. Except as otherwise noted under “Alternative Treatments” below, this discussion assumes that the notes will be so treated.

There is no authority that specifically addresses the tax treatment of short-term notes that provide for contingent payments, and the relevant law is unclear. If you are a cash-basis taxpayer who does not elect to currently include original issue discount (“OID”) on its short-term debt instruments (and is not required to do so under special rules), we think it would be reasonable for you to not recognize any income prior to the maturity of the notes (even though you may receive cash payments prior to maturity). If you are an accrual-basis taxpayer, a cash-basis taxpayer that has elected to currently accrue OID on its short-term debt instruments or a cash-basis taxpayer that is required to do so, you are required to accrue OID on short-term debt instruments. There are no regulations, published rulings or judicial decisions that address how OID accruals should be calculated for short-term debt instruments that provide for contingent payments, such as your notes. In the absence of authority, however, it would generally be reasonable for a taxpayer that is required to accrue OID on short-term debt instruments to include any contingent interest payments on the notes in income when they become fixed.

If you are an initial purchaser of the notes, upon the redemption or maturity of your notes you should recognize ordinary income or short-term capital loss in an amount equal to the difference between the aggregate amount you receive with respect to your notes (including both the amount you receive upon redemption or maturity plus the amount of any interest that you have received with respect to your notes that you have not previously included in income) and the amount you paid for your notes. Upon a sale of your notes, it would be reasonable for you to treat this difference as short-term capital gain or loss, except to the extent of (i) any gain that is attributable to interest that you received with respect to your notes that you have not previously included in income, which might more properly treated as ordinary income, or (ii) if you sell your note between a call observation date and prior to the redemption of your note on the related early call date, substantially all of any income that you recognize at such time would more properly be treated as ordinary income. You may be required to defer interest deductions that are allocable to your purchase of the notes. For more information, please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Holders — Short-Term Debt Securities” in the accompanying prospectus.

We note that under the treatment set out above, if you are an accrual-basis taxpayer or if you are a cash-basis taxpayer who elects or is required to currently include OID on its short-term debt instruments and you recognize a loss upon the sale, redemption or maturity of your notes, such loss may not be available to offset interest previously included in income in respect of the notes. It might be reasonable for you to reduce the amount of interest otherwise includible in income in the same taxable year, rather than recognize interest income and capital loss. More broadly, it might be reasonable for you to take the position that nothing should be included in income prior to sale or maturity of the notes, when it becomes clear that you will have a positive return on the notes. You should consult your tax advisor as to your ability to reduce your OID accruals in the manner described in the previous sentence or take other alternative positions and as to the other tax consequences of ownership of the notes.

If you are a secondary purchaser of the notes, you should be treated in the same manner as described above with respect to initial purchasers except that if you purchase your notes at a discount from their principal amount and (i) hold them until maturity, it would be reasonable for you to treat any income you recognize as short-term capital gain to the extent of the excess of the principal amount of your notes over the amount you paid for your notes, or (ii) sell or exchange them between the final determination date and the maturity date, it would be reasonable to treat any gain that you recognize upon such sale or exchange as short-term capital gain to the extent that such gain does not exceed the difference between the principal amount of your notes and the amount you paid for your notes.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for United States federal income tax purposes. As a result, the United States federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments. There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. For example, it is possible that you could be required to currently include any interest payment on your note in ordinary income when such amount is paid. It might also be reasonable to characterize each note for all tax purposes as a single prepaid derivative contract with respect to the underlier, that matures on the maturity date for the notes. If the notes are so treated, upon the sale, redemption or maturity of your notes, you should recognize gain or loss in an amount equal to the difference, if any, between the amount you receive at such time and your tax basis in the notes. Such gain or loss should be short-term capital gain or loss. Your tax basis in the notes should generally be equal to the amount that you paid for the notes. Under this treatment, it is likely that any coupon payment will be taxed as ordinary income in accordance with your regular method of accounting for United States federal income tax purposes.

In addition, alternative methods of accounting for OID on the notes may also be reasonable. The rules for how such OID might be calculated are unclear, but it may, for example, be reasonable to calculate OID with respect to the notes using a method analogous to the rules for accruing interest on a contingent payment debt obligation.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of the notes and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this pricing supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

Pricing Supplement

Summary Information	PS-2
Conflicts of Interest	PS-5
Hypothetical Examples	PS-6
Additional Risk Factors Specific to Your Notes	PS-9
The Underlier	PS-12
Supplemental Discussion of Federal Income Tax Consequences	PS-14
Prospectus Supplement No. 209 dated October 27, 2009
Summary Information	S-3
Hypothetical Returns on the Non-Principal Protected Underlier-Linked Autocallable Notes	S-24
Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Autocallable Notes	S-46
General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes	S-60
Use of Proceeds and Hedging	S-90
Supplemental Discussion of Federal Income Tax Consequences	S-92
Employee Retirement Income Security Act	S-98
Supplemental Plan of Distribution	S-99
The Underliers	A-1
Dow Jones Euro Stoxx 50® Index	A-2
FTSE® 100 Index	A-5
MSCI EAFE Index	A-8
Nikkei 225® Index	A-13
Russell 2000® Index	A-15
S&P 500® Index	A-19
Prospectus Supplement dated April 6, 2009
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-24
Employee Retirement Income Security Act	S-25
Supplemental Plan of Distribution	S-26
Validity of the Notes	S-27
Prospectus dated April 6, 2009
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	49
Description of Units We May Offer	54
Description of Preferred Stock We May Offer	59
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	68
Description of Capital Stock of The Goldman Sachs Group, Inc	91
Legal Ownership and Book-Entry Issuance	96
Considerations Relating to Securities Issued in Bearer Form	102
Considerations Relating to Indexed Securities	106
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	109
Considerations Relating to Capital Securities	112
United States Taxation	116
Plan of Distribution	140
Employee Retirement Income Security Act	143
Validity of the Securities	144
Experts	144
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	144

$3,100,000

The Goldman Sachs Group, Inc.

Autocallable Buffered Index-Linked

Notes due 2011

(Linked to the MSCI EAFE Index)

Medium-Term Notes,

Series D

Goldman, Sachs & Co.